Atna Reports Progress at Pinson Mine Project

Vancouver, B.C. (September 23, 2004) Atna Resources Ltd. (TSX:ATN) is pleased to report results from the exploration program at the Pinson Mine Project, Nevada.

Further gold assays have been received from the reanalysis of drill hole intercepts within the Range Front zone of mineralization. Previous drilling by Pinson Mining Company beneath the open pits at the project identified the Range Front and CX zones. The table below summarizes additional results from Atna’s program of confirmation reanalysis of Pinson drill hole sample pulps from the Range Front Zone. Assays were completed by standard fire assay methods at ALS Chemex laboratories in Reno, Nevada.

Drill Hole	From (feet)	To (feet)	Intercept Length (feet)	Replicate Assay g/tonne Au
RANGE FRONT ZONE

HPC-158	705.0	710.8	5.8	38.68 g/t
and	815.1	828	12.9	13.89 g/t
and	1,426.4	1,438.5	12.1	10.20 g/t

HPC-159	1,195.8	1,218.2	22.4	28.01 g/t

HPC-160	1,301.3	1,307.3	6.0	28.74 g/t

HPR-015	65	75	10	26.71 g/t
and	715	725	10	19.88 g/t
and	790	835	45	4.21 g/t
and	885	910	25	7.58 g/t

HPR-054	315	325	10	21.70 g/t
and	325	360	35	12.01 g/t

HPR-102	830	845	15	11.37 g/t
and	885	900	15	12.87 g/t

HPR-040	835	850	15	12.70 g/t

HPR-059	1,170	1,180	10	12.05 g/t

The variability of the new assays versus the original assays is well within industry standards for assay reproducibility. Variance in sample results is generally less than ±5% from the original assay results reported by Pinson Mining Company. Atna’s quality assurance and control program shows strong reproducibility of analytical standards samples. The reported drill intersections are from inclined holes drilled at a high angle to dipping mineralized zones. Thus, the true width is likely to be slightly less than the reported intersection widths.

David Watkins, President of Atna Resources Ltd., says, “The results from our reassay work on the Range Front Zone at Pinson confirm the high-grade gold exploration potential of the Pinson gold system and its potential to develop into a significant underground gold project.” Atna expects to integrate the reassay data with its own drill results to enable a resource calculation to be ready for reporting in January.

Three drills are currently operating at the property (one reverse circulation and two core rigs). Two core holes have been completed through the mineralized target zones including one in the CX Zone and another in the Range Front Zone. Both holes encountered strong zones of alteration in the receptive calcareous shale host rocks of the lower Comus Formation (which also hosts the Getchell and Turquoise Ridge mines to the north of the Project). Samples from the first core hole have been submitted for sample preparation and fire assay analysis for gold to BSI Inspectorate Labs in Reno, Nevada. The second core hole is in the process of being cut and sampled at the project site. The reverse circulation rig has drilled and cased three pre-collar holes, which will be completed later by core “tails” through the target mineralized zones.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Corporate Communications
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com